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                       May 16, 2024

       David Forrest
       General Counsel
       Canada Goose Holdings Inc.
       250 Bowie Ave
       Toronto, Ontario, Canada M6E 4Y2

                                                        Re: Canada Goose
Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended April 2, 2023
                                                            Response Letter
Dated May 14, 2024

       Dear David Forrest:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing